[Letterhead of Simpson Thacher & Bartlett LLP]

May 31, 2006

  Re:
  Verigy Ltd.
  Registration Statement on Form S-1
  File No. 333-132291

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Mancuso:

        On behalf of Verigy Ltd. (the "Company"), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 4 ("Amendment No. 4") to the above referenced Registration Statement (the "Registration Statement"). We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 4 for the convenience of the staff (the "Staff") of the Securities and Exchange Commission.

        In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated May 26, 2006 from the Staff regarding the Registration Statement. To assist your review, we have included the text of the Staff's comments below in italicized type. Please note that all references to page numbers in our responses are references to the page numbers in Amendment No.4.

We may face competition from Agilent in the future, page 15

1.
Please disclose the portion of your business derived from activities against which Agilent may compete. Also clarify the portion of your business derived from technology that Agilent may license to your competitors as mentioned in the third paragraph.

        The Company has revised the risk factor on pages 16-17 of Amendment No. 4 in response to the Staff's comment. With respect to the comment to disclose the portion of its business derived from the activities against which Agilent may compete or the technology that Agilent may license to competitors, the Company has amended the disclosure to state that none of the activities against which Agilent may compete during the three-year non-compete period has provided material revenues to the Company in the past or is expected to be a focus of the Company in the near future. The Company has also noted on page 17 of Amendment No. 4 that third-party licenses from Agilent of the intellectual property rights that do not relate exclusively to the Company's business may be used by such licensees without regard to the non-compete restrictions described in the Registration Statement.

Use of Proceeds, page 33

2.
Please tell us why the separation costs mentioned on page 60 are not included in this disclosure.

        The Company has included the requested disclosure on pages 5 and 35 of Amendment No. 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Financial Condition, page 58

3.
Please tell us and disclose the amount and nature of any cash proceeds you expect to receive from Flextronics under your agreement. We note the disclosure on page 40. If you do not expect to receive cash for your inventory, then please tell us and disclose the type of consideration you will receive.

        The Company currently expects to receive approximately $20 million in cash proceeds from Flextronics for the sale of inventory and equipment disclosed on page 61 of Amendment No. 4. The Company further advises the Staff that the Company is still determining what amount (up to $8.5 million), if any, will be sold after June 1, 2006.

4.
Please refer to prior comments 3 and 6. Please reconcile the disclosure in the fourth paragraph on page 54 which states that Agilent will pay your restructuring costs and expenses with the disclosure in the last paragraph on page 60 disclosing that Agilent will only pay for costs incurred prior to June 1, 2006. With a view towards disclosure, please tell us the costs you expect to incur, that will not be reimbursed by Agilent, with respect to the items discussed on page 60. That is, it appears that you expect to incur the following expenses in 2006 totaling $65-$70 million: new site set-up costs of $15-$20 million, ERP and other separation costs of $40 million, and payments to Flextronics of $10 million. Please tell us and clarify the amount of cash outlays you expect for these expenses, if different. Please also reconcile with the amounts in the first and second paragraph on page 40.

        The Company has revised pages 44, 58 and 64-65 to clarify that (i) Agilent will pay all costs related to the Company's restructuring activities (primarily related to headcount reductions), regardless of when such costs are incurred; (ii) Agilent will pay all costs related to the separation of the Company from Agilent (primarily related to one-time separation costs such as new site set-up costs, information technology set-up costs and consulting, legal and other professional fees) to the extent incurred prior to the June 1, 2006 separation date; and (iii) the Company will pay all such separation costs to the extent they are incurred after the June 1, 2006 separation date. The Company has estimated that the amount of separation costs that it expects to bear (without reimbursement from Agilent) after the separation date are approximately $40 million.

        Set forth below is a detailed breakdown of the total separation-related costs and expenses that the Company expects to incur during the remainder of fiscal 2006. As noted above, the Company expects to pay for approximately $40 million of the estimated costs and expenses through the remainder of fiscal 2006.

	Total Costs	Amount to be Capitalized	Total Expenses
New site set-ups	$15-20 million	$10 million	$5-10 million
ERP and IT infrastructure set-up	$40-50 million	$15 million	$25-30 million
Other separation related activities	$30 million	—	$30 million

Total future anticipated separation related expenses			$60-70 million

Covenants, page 106

5.
Please disclose the nature and amount of the guarantees mentioned in the added disclosure.

        The Company has revised its disclosure on page 113 and F-45 of Amendment No. 4 to reflect the nature and amount of the guarantees.

Intellectual Property Matters Agreement, page 116

6.
We note you state that "certain" additional patents and applications will be assigned. Please explain how those will be determined. Avoid vague disclosure represented by the term, certain, and similar words.

        The Company has clarified on page 122 of Amendment No. 4 that Agilent has agreed to assign to the Company approximately 75 patents and patent applications that are relevant to both businesses.

Competitive Restrictions, page 118

7.
We note your new disclosure about Agilent's ability to compete with you if fulfilling agreements in place would require it. Please expand your disclosure to discuss how such events might occur and include risk factor disclosure, if appropriate.

        The Company has amended its disclosure on page 124 of Amendment No. 4 to clarify the nature of the one pre-existing contact, the fulfillment of which will not violate the intellectual property matters agreement. The Company has added similar disclosure to the competition risk factor on pages 16-17 of Amendment No. 4

Voting Rights, page 122

8.
Please disclose the effect of the 1/3 quorum mentioned on page 10 of exhibit 3.2. Also add any necessary risk factors.

        The Company has added disclosure to the "Comparison of Shareholder Rights" section in Amendment No. 4 to describe the provision of its Amended and Restated Memorandum and Articles of Association that provides that the quorum for a shareholders' meeting decreases from a majority of the number of issued shares of the Company to one-third of the number of issued shares of the Company in the event a majority quorum is not present when the meeting is originally convened and the meeting is therefore adjourned to a later date. The one-third quorum provided for in the Company's articles is greater than what is required by law under the Singapore Companies Act, and was adopted specifically to address the minimum quorum requirements for NASDAQ listed companies. For purposes of comparison, section 216 of the General Corporation Law of the state of Delaware provides that a company's certificate of incorporation or bylaws may specify the number of share that constitute a quorum, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote a meeting. In this sense, the Company's articles comport with the minimum quorum requirements under Delaware law. As a result, the Company respectfully submits that additional risk factor disclosure is not necessary.

Combined Financial Statements

Notes to Combined Financial Statements

Note 21. Subsequent Event, page F-44

9.
You disclose that Flextronics will provide you with "transition-related services" for which you will pay $1.5 million. You will record this amount as a long-term prepaid asset and recognize it ratably over the manufacturing contract period. In addition, with respect to a $5 million payment to Flextronics for "future severance and other employee-related benefits associated with transferred employees" you will defer these costs and recognize them ratably over the employees' period of service until the employees' date of termination from Flextronics. You disclose that the services provide you with a benefit "as these employees will be working exclusively on Verigy products and Verigy is able to control the employees' period of service prior to termination. Please tell us why you will defer these costs and not recognize them as incurred. Tell us the nature of these costs, when the transition services will be provided, and any continuing obligations or involvement you have in the transferred employees. Discuss how you considered your ability to continue to control the employees in determining how to record the agreements with Flextronics and whether or not the employees are "transferred." Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

        In accordance with the German asset purchase agreement, Agilent is obligated to pay Flextronics for the future severance payments and other related termination costs associated with the employees to be legally transferred to Flextronics on June 1, 2006. Since Agilent had already contemplated moving manufacturing outside of Germany and would have therefore given these employees severance payments under the Agilent restructuring plan, Agilent agreed to pay these same severance costs to Flextronics with the provision that these employees will be working solely on manufacturing Verigy products until the transition of all such manufacturing is completed. The period of service of employees depends on the date on which the manufacturing of a particular product family is moved. The service periods are currently anticipated to be from June 1, 2006 to May 31, 2007 for the first product family and from June 1, 2006 to May 31, 2008 for the second product family. In both cases, the period of service is longer than the minimum statutory notice period for severance in Germany. Per the agreement, the transition of the manufacturing must be approved by Verigy. Under SFAS 146, paragraph 11, severance payments for periods beyond the minimum retention period, where an employee is required to render future services until a specified termination date in order to receive termination benefits, are recognized ratably over the period of service. The Company believes that severance costs under the agreement should be treated in a consistent manner with SFAS 146 paragraph 11 and should be recognized ratably over the period of service of the transferred employees. As such, Verigy will recognize these severance costs ratably over 12 months through May 31, 2007 for one product family and over 24 months through May 31, 2008 for another. These dates are Verigy's current estimate of the date on which the transition of the manufacturing of these products will be completed.

        The $1.5 million amount for transition costs was determined simultaneously as part of the negotiation of all the other agreements with Flextronics, including the agreement in which Verigy will receive a $3 million payment from Flextronics as additional unspecified consideration. Verigy will pay for these services in one lump sum after June 1, 2006. The transition related costs are defined in Verigy's agreements with Flextronics as relating to consultations around future supply chain enhancements and IT setup. These services are anticipated to be provided by Flextronics at the beginning of the manufacturing contract period but will result in ongoing benefit to the manufacturing arrangement. Because of the integrated nature of the negotiation of these individual contractual arrangements, Verigy is unable to objectively separate the value of $1.5 million ascribed in the agreement to these transition costs. Verigy therefore believes that it is not appropriate to separately record the payment from the other service elements of the manufacturing agreement, including the $3 million consideration payment to Verigy. Therefore, Verigy believes that the $1.5 million payment should be viewed in conjunction with the $3 million receipt from Flextronics and both should be amortized over the manufacturing contract period.

10.
You disclose that you will assume certain guarantees and other security obligations from Agilent by October 31, 2007. With a view towards disclosure, please tell us the nature of these guarantees and obligations, quantified to the extent possible. Also tell us how you will account for the assumption and why.

        As described above, the Company has revised its disclosure on page 113 and F-45 of Amendment No. 4 to reflect the nature and amount of the guarantees. By October 31, 2007, the Company currently anticipates that it will replace these guarantees and other security obligations with deposits or pledged assets and will account for them as either deposits or restricted cash depending on the nature of the item.

Exhibits

11.
Please confirm our understanding that your response to prior comment 22 means that you will refile all incomplete agreements, like exhibit 10.10 which apparently has blanks and exhibit 2.3 which appears to have incomplete schedules.

        The Company respectfully acknowledges the Staff's comment and confirms that it will comply with the requirements of item 601 of Regulation S-K and has re-filed an unredacted version of Exhibit 10.10 with Amendment No. 4. The Company advises the Staff that it plans to re-file the agreements listed in exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7 and 10.9, including the schedules thereto, upon the execution of such agreements, which the Company currently expects to happen on or about June 1, 2006.

Amendment 3

12.
We will provide any comments on amendment 3 to your registration statement separately. We note however your references to Commission review and comment on your filing. Members of the staff have reviewed and commented on your filing, and you should not represent that the Commission itself has reviewed your filing.

        The Company respectfully acknowledges the Staff's comment and will ensure proper references in future filings.

*        *        *

        If you should have any questions or comments regarding this letter or Amendment No. 4, please contact William H. Hinman at (650) 251-5120, Gregory M. King at (650) 251-5175 or James D. Evans at (650) 251-5297.

Sincerely,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP
cc:	Jay Mumford Securities and Exchange Commission
Kenneth M. Siegel Verigy Ltd.
D. Craig Nordlund Agilent Technologies, Inc.
Patrick A. Pohlen Latham & Watkins LLP